UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 7 November 2014

Novogen Ltd ABN 37 063 259 754 ASX:NRT NASDAQ:NVGN Contact Details PO Box 2333 Hornsby Westfield NSW 2077 T +61 2 9472 4100 F +61 2 9457 0388 E Graham.Kelly@Novogen.com

MARKET RELEASE

7 November 2014

EXTENSION OF THE ASX BOOKBUILD FACILITY

Novogen Limited (ASX:NRT – NASDAQ:NVGN) today announces that the Closing Date of its current capital-raising using the ASX BookBuild Facility has been extended from today, Friday 7 November 2014 at 3 pm, to next Tuesday 11 November 2014 at 3 pm.

This is to allow adequate time to process the enquiries being fielded by the Company pursuant to yesterday’s announcement and to finalise the placement.

The Company’s securities will remain suspended until the offer closes next Tuesday, 11 November 2014.

Applications for stock will continue to be available through the ASX Bookbuild facility or through Novogen directly.

The settlement date will be on a T+4 basis, effectively on the 17 November 2014.

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen Group includes a New Haven CT – based joint venture company, CanTx Inc., with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of the cancer cell and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

Further information is available on our websites www.novogen.com

Capital Structure

Ordinary Shares on issue:

168 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Ian Ross

Non Executive Director

Prof Peter Gunning

Non Executive Director

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For more information please contact:

Investor Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Operations Manager Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111